

March 20, 2014

Via E-mail
Mark L. Mandel, Esq.
Milbank, Tweed, Hadley & McCloy LLP
One Chase Manhattan Plaza
New York, NY 10005-1413

      Re: **Augusta Resource Corp.**
               Amended Schedule TO-T filed by HudBay Minerals, Inc.
               Filed March 14, 2014
               File No. 005-82241

Dear Mr. Mandel:

We have reviewed your filing and have the following comments:

General

1.   Please file as correspondence a response letter to the comments we issued to you on March 13, 2014, as supplemented by discussions with us on March 14, 2014.

2.   We note the disclosure in your original offer materials that you intend to delist and deregister Augusta shares after the offer. Please discuss the effect of the waiver of the Minimum Tender Condition on your ability to effect such delisting and deregistration.

3.   In light of the waiver of the Minimum Tender Condition, please revise to clarify that those who tender will benefit from a future ownership stake in Augusta only to the extent of your ownership of Augusta following completion of the offer. Also revise to discuss the effect of the waiver on your ability to facilitate completion of the Rosemont Project.

4.   We note the disclosures regarding "exclusive jurisdiction of the courts of the Province of Ontario and the courts of appeal therefrom."   Please revise to clarify that the United States federal securities laws also apply to the offer and the courts of the United States also have jurisdiction over matters related to the offer with respect to the application of the federal securities laws.

Item 10. Financial Statements

5.   The pro forma financial statements included in the original offer circular are premised on a scenario whereby you would acquire all Augusta shares through the offer and a subsequent second-step transaction. However, with the waiver of the Minimum Tender Condition, this may not be the case. What consideration have you given to updating the pro formas to reflect

a range of different outcomes in the offer? This would appear to be material information. If you disagree, tell us why in your response letter.

Item 12. Exhibits

6.   We note the statements in Exhibit (a)(1)(xxvii) that you plan to apply to cease trade the Augusta rights plan. Please revise the offer document to clearly and prominently disclose this information, the number of shares tendered to date, as well as the fact that you will not take up and pay for any tendered shares unless and until your application is successful.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Christina Chalk, Senior Special Counsel, at (202) 551-3263 or me at (202) 551-3641 with any questions.

Sincerely,

/s/ Geoff Kruczek

Geoff Kruczek
Attorney-Adviser
Office of Mergers and Acquisitions